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                              NAPA NATIONAL BANCORP
                                 901 Main Street
                             Napa, California 94559


                                   August 9, 1996


To Our Shareholders:

     This letter is written in connection with the tender offer of the Napa National Bancorp Stock Participation Plan (the "ESOP") to purchase up to 20,000 shares of Common Stock of Napa National Bancorp (the "Company") at a net purchase price of $14.50 per share, upon the terms and conditions set forth in the ESOP's Offer to Purchase and the related Letter of Transmittal dated July 25, 1996 (the "ESOP Offer").

     Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, the Board of Directors of the Company is required to inform you of the Company's position, if any, with respect to the ESOP Offer.

     The Board of Directors of the Company expresses no opinion and remains neutral toward the ESOP Offer. The Board has concluded that the ESOP, acting independently of the Company, undertook the ESOP Offer on terms and conditions which shareholders of the Company may or may not find to be favorable to them, depending on each shareholder's investment goals and views about the Company, the banking industry generally, the economy and any other factors which a shareholder may consider relevant to the investment decision posed by the ESOP Offer.



                                      /s/ BRIAN J. KELLY
                                      ------------------------------------
                                               Brian J. Kelly
                                        President and Chief Operating
                                           Officer and Director